Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

The message below was sent to PartnerRe employees on March 15, 2015:

Dear PartnerRe and AXIS Colleagues,

We are pleased to update you on some significant milestones that set the stage for the future of our combined company as a new global leader.

First, the corporate leadership structure, which will direct group strategy and its execution has now been established.

The leaders identified in the initial merger announcement will comprise the CEO Council below, which will focus on designing the market-facing strategies of our business.

•	Bill Babcock, Deputy CFO
•	Emmanuel Clarke, CEO Global Reinsurance
•	Chris DiSipio, CEO Life, Accident and Health
•	Joe Henry, CFO
•	Jay Nichols, Head of Strategic Business Development and Capital Solutions
•	Peter Wilson, CEO Global Insurance

In addition, the Group Executive Management Committee (ExCo) will coordinate the delivery of these market-facing strategies. The ExCo will include the CEO Council and the following functional leads:

•	Eric Gesick, Chief Risk and Actuarial Officer, a role he has held at both PartnerRe and AXIS.
•	Rick Gieryn, General Counsel
•	Noreen McMullan, Chief Human Resources Officer
•	David Phillips as Chief Investment Officer, a role he has held at both PartnerRe and AXIS.
•	Richard Strachan, Chief Operations Officer

Each of these business and functional leaders has been tasked with designing their respective leadership and operating structures as part of the visioning process for the new company, underway today.  Following this visioning phase, further leadership positions will be identified through an evaluation process to be defined as part of integration planning.

Please join us in congratulating members of the Group Executive Management Committee on their appointments. Together they form a strong leadership team with the experience and expertise to take the new company forward.

Second, we are pleased to announce that we have filed our “Form S-4”, a registration statement/joint proxy and prospectus, with the SEC. This is the important first step toward setting the date for the Special General Meeting (SGM), when shareholders for each company will vote on the amalgamation. Once the SEC has reviewed the document and we have resolved any SEC comments, we will be able to set the date for our special general meetings.

Our Form S-4 contains both the proxy statement that is used to solicit the votes of the shareholders of both AXIS and PartnerRe and the registration statement that is used by the amalgamated company to issue its shares to the former holders of AXIS and PartnerRe shares at the time of the amalgamation. It contains background information and reasons for the amalgamation, historical and pro forma financial data, information about the special general meetings and other information about AXIS, PartnerRe and the amalgamation.

This information is of interest to shareholders as well as other audiences and we are prepared for communications activity to be on the rise as there is a substantial amount of complex information made available through this filing.  The content of the S-4 is regulated by the SEC with the investor audience in mind and, therefore, is a highly prescribed communication.  If you receive questions about the content of the filing from any external parties, we ask that you forward questions to Linda Ventresca at AXIS (+1 212 500 7620) or Robin Sidders (+1 441 294 5216) at PartnerRe. If you have any questions yourself, please direct them to your senior or executive manager.

Finally, on Friday, Standard & Poor’s Rating services (S&P) affirmed its 'A-' long-term counterparty credit ratings on AXIS and PartnerRe, including its 'A+' long-term counterparty credit and financial strength ratings on the operating companies and removed them from CreditWatch with negative implications. All ratings have a stable outlook.

Achieving all of these important steps enables us to move forward more decisively on preparations for the shareholder vote and integration planning. We will continue to update you as we reach major transaction and integration milestones. In the meantime, we thank you for your support and patience as we continue along this process.

Albert Benchimol President & CEO Axis Capital	David Zwiener Interim CEO PartnerRe Ltd.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”).  In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.  Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on

Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014.  Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses.  These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•      failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•      the failure to consummate or delay in consummating the proposed transaction for other reasons;

•      the timing to consummate the proposed transaction;

•      the risk that a condition to closing of the proposed transaction may not be satisfied;

•      the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•      AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•      The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•      the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.  Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.